FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item

1	Material fact regarding conference call for the merger of Bank Zachodni WBK and Kredyt Bank in Poland.

MATERIAL FACT

Banco Santander hereby announces that today, Tuesday 28th February, a conference call will be held with analysts and investors at 09:30 hours CET, concerning the merget of Bank Zachodni WBK and Kredyt Bank in Poland.

This conference call with analysts and investors may be followed via these telephone numbers:

•	+44 (0) 203 0 432 434 (UK)
•	186 638 81 927 (USA)
•	+34 91 789 51 37 (SPAIN)

Conference call playback:

+44 (0) 207 10 86 207 – Refa 258802#

The presentation to analysts will be made public prior to its commencement via notification of the same to the CNMV, and diffusion via the corporate website www.santander.com\InvestorsRelations\News

Boadilla del Monte (Madrid) 28th February 2012.

Banco Santander, S.A. – Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER – R.M. de Santander, Hoja 286, Folio 64, Libro 50 de Sociedades, Inscriptión 1a. C.I.F. A-39000013

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: February 28, 2012	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President